EAGLE PHARMACEUTICALS, INC.

50 Tice Boulevard, Suite 315
Woodcliff Lake, New Jersey 07677

VIA EDGAR

February 7, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Suzanne Hayes, Assistant Director

Re:                             Eagle Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-192984)

Ladies and Gentlemen:

Eagle Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 11, 2014 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.  The Registrant hereby authorizes each of Marc Recht and Miguel Vega, both of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration.  The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EAGLE PHARMACEUTICALS, INC.

By:	/s/ Scott Tarriff
Scott Tarriff
President and Chief Executive Officer